SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                09 October 2003


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 09 October 2003 re:  Disposal


148/03     9 October 2003

LLOYDS TSB ANNOUNCES SALE OF BRAZILIAN BUSINESSES

Lloyds TSB Group has agreed the sale to HSBC of its Brazilian subsidiaries Banco Lloyds TSB S.A. and Losango Promotora de Vendas Ltda, together with substantially all of the business of its Brazilian branch, and certain offshore Brazilian assets for a cash consideration equivalent to approximately GBP490 million. The net asset value of the businesses and assets sold is currently estimated to be approximately GBP335 million. The transfer is subject to approval by the Brazilian regulatory authorities.


After writing off goodwill of GBP161 million, previously charged to reserves, relating to the acquisition of Losango in 1997, and after disposal costs, a net loss of approximately GBP25 million will be recognised in the profit and loss account of Lloyds TSB Group on completion. The Group's reserves and regulatory capital will increase by some GBP136 million.


On completion of the transaction, it is expected that the Group will reduce its total exposure on Brazilian assets, net of provisions, by approximately GBP1.3 billion, compared with 30 June 2003.

                                    - ends -

                                                                     ..../more

For further information:

Investor Relations

Michael Oliver                                +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon                                    +44 (0) 20 7356 1264
Senior Manager, Investor Relations
E-mail: ian.gordon@ltsb-finance.co.uk

Media

Terrence Collis                               +44 (0) 20 7356 2078
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh                                    +44 (0) 20 7356 2121
Head of Media Relations
E-mail: mary.walsh@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     09 October 2003